SC 13G/A


SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----

SCHEDULE 13G
(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 (c) AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934





EDGE PETROLEUM CORP. TAX ID NO 76-0511-037
(Name of issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of securities)

 279862106
CUSIP NUMBER

		January 14, 2003
DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT


  CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO
WHICH THIS SCHEDULE IS FILED:
					RULE 13-D-1 (c)



1		NAME OF REPORTING PERSONS
MARLIN CAPITAL CORP.


2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
									       (A)  [	]
									       (B)  [	]

3	SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
		ILLINOIS

5	SOLE VOTING POWER

6	SHARED VOTING POWER
		906,300

7	SOLE DISPOSITIVE POWER

8	SHARED DISPOSITIVE POWER
		906,300

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
906,300 (INCLUDING 204,300 SHARES SUBJECT TO WARRANTS)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
CERTAIN
SHARES
			N/A

11 	PERCENT OF CLASS REPRESENTED BY THE AMOUNT IN ROW 9
			9.63%

12	TYPE OF REPORTING PERSON
			CO



1		NAME OF REPORTING PERSONS
THE PRIVATE INVESTMENT FUND

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
							         (A)   [	]
							         (B)   [	]

3	SEC USE ONLY

4			CITIZENSHIP OR PLACE OF ORGANIZATION
			ILLINOIS

5	SOLE VOTING POWER


6	SHARED VOTING POWER
			906,300

7	SOLE DIPOSITIVE POWER

8	SHARED DISPOSITIVE POWER
			906,300

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
906,300(INCLUDING 204,300 SHARES SUBJECT TO WARRANTS)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
CERTAIN SHARES
			N/A

11	PERCENT OF CLASS REPREESENTED BY AMOUNT IN ROW 9
		9.63%

12	TYPE OF REPORTING PERSON
			PN



1			NAME OF REPORTING PERSONS
MARK G. EGAN

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
							 (A)   [	]
							 (B)    [	]

3	SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
			ILLINOIS

5		SOLE VOTING POWER
			25,700

6		SHARED VOTING POWER
			906,300

7		SOLE DISPOSITIVE POWER
			25,700
8		SHARED DISPOSITIVE POWER
			906,300

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
932,000(INCLUDING 210,000 SHARES SUBJECT TO WARRANTS)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
CERTAIN SHARES
			N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		9.90%

12	TYPE OF REPORTING PERSON
			IN



ITEM 1 (A) NAME OF ISSUER:
			EDGE PERTOLEUM CORP.


ITEM 1B ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
			111 BABGY, HOUSTON, TX 77002




ITEM 2A NAME OF PERSON FILING:
THIS STATEMENT IS FILED ON BEHALF OF 1) MARLIN CAPITAL CORP,
AN ILLINOIS CORPORATION 2) THE PRIVATE INVESTMENT FUND,
AN ILLINOIS LIMITED PARTNERSHIP AND 3) MARK G. EGAN,
AN INDIVIDUAL.

ITEM 2B ADDRESS OR PRINCIPAL BUSINESS OFFICE
875 N MICHIGAN AVE SUITE 3412 CHICAGO ILLINOIS 60611

ITEM 2C	CITIZENSHIP:
MARLIN CAPITAL - ILLINOIS
THE PRIVATE INESTMENT FUND - ILLINOIS
MARK G. EGAN - U.S. CITIZEN

ITEM 2D TITLE OF CLASS OF SECURITIES:
COMMON STOCK, $0.01 PAR VALUE PER SHARE

ITEM 2E CUSIP NUMBER:
			279862106

ITEM 3 IF THIS STATEMENT IS FILED PERSUANT TO RULE 13D-1 (B)
 OR 13D-2 (B) OR (C) CHECK WHETHER THE PERSON FILING IS A:
A) BROKER OR DEALER
B) BANK AS DEFINED IN SECTION 3A6 OF THE EXCHANGE ACT.
C) INSURANCE COMPANY AS DEFINED IN SECTION 3A19 OF THE EXCHANGE ACT
D) INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE INVESTMENT
COMPANY ACT.
E) AN INVESTMENT ADVISOR IN ACCORDANCE WITH RULE 13D-1 B 1 II E
F) AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN ACCORDANCE
WITH RULE 13D 1 B 1 II F
G) A PARENT HOLDING COMPANY OR CONTROL PERSON IN ACCORDANCE WITH RULE 13D 1 B 1 II G
H) A SAVINGS ASSOCIATION AS DEFINED IN SECTION 3B OF THE
FEDERAL DEPOSIT INSURANCE ACT.
I) A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION OF AN INVESTMENT COMPANY UNDER SECTION 3C 14 OF THE INVESTMENT COMPANY ACT
J) GROUP, IN ACCORDANCE WITH RULE 13D-1 B 1 II J

IF THIS STATEMENT IS FILED PERSUANT TO RULE 13D-1C, CHECK THIS BOX x

ITEM 4	OWNERSHIP
PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER
AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN
ITEM 1.

A) AMOUNT BENEFICIALLY OWNED:	932,000 (INCLUDING 210,000 SHARES SUBJECT
TO WARRANTS)
B) PERCENT OF CLASS:	9.90%
C) SEE COVER

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OR LESS OF A CLASS
N/A




ITEM 6 OWNERSHIP MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON MARLIN CAPITAL CORP. IS THE GENERAL PARTNER OF THE PRIVATE INVESTMENT FUND. MARLIN CAPITAL CORP HAS THE AUTHORITY TO DIRECT THE INVESTMENTS OF THE PRIVATE INVESTMENT FUND AND CONSEQUENTLY TO AUTHORIZE
THE DISPOSITION AND VOTE OF THE ISSUER'S SHARES.

MARK G. EGAN IS THE SOLE SHAREHOLDER AND PRESIDENT OF MARLIN CAPITAL CORP. AND IS A LIMITED PARTNER OF THE PRIVATE INVESTMENT FUND. MR. EGAN INDIVIDUALLY OWNS 25,700 SHARES OF COMMON STOCK OF THE ISSUER
(INCLUDING 5,700 SHARES SUBJECT TO WARRANTS)



AND MAY BE DEEMED TO HAVE INDIRECT BENEFICIAL
OWNERSHIP OF 906,300 SHARES OF COMMON STOCK OF THE
ISSUER (INCLUDING 204,300 SHARES SUBJECT TO WARRANTS)
OWNED BY THE PRIVATE INVSTMENT FUND.

THE AGGREGATE NUMBER AND PERCENTAGE OF THE ISSUER'S
SECURITIES TO WHICH THIS SCHEDULE 13G RELATES IS 932,000
(INCLUDING 210,000 SHARES SUBJECT TO WARRANTS) REPRESENTING
9.90% OF THE ISSUER'S SHARES.

ITEM 7
IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED
ON BY THE PARENT HOLDING COMPANY.
N/A

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
N/A

ITEM 9	NOTICE OF DISSOLUTION OF GROUP
N/A


ITEM 10	CERTIFICATIONS.

BY SIGNING BELOW I CERTIFY THAT, TO THE
BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERED TO ABOVE WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OF OR WITH
THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.

SIGNATURE



AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THE STATEMENT IS TRUE, COMPLETE AND CORRECT.


MARLIN CAPITALCORP.
/S/ MARK G. EGAN
MARK G. EGAN,
PRESIDENT


THE PRIVATE INVESTMENT FUND BY ITS GENERAL PARTNER, MARLING CAPITAL CORP. /S/ MARK G. EGAN
MARK G. EGAN, PRESIDENT

/S/ MARK G. EGAN
MARK G. EGAN


AGREEMENT OF THE JOINT FILING.

IN ACCORDANCE WITH RULE 13D 1 F UNDER THE SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, THE UNDERSIGNED HEREBY AGREE TO THE JOINT FILING WITH ALL OTHER PERSONS SIGNATORY BELOW OF A STATEMENT ON
SCHEDULE 13G OR ANY AMENDMENTS THERETO, WITH RESPECT TO THE
COMMON STOCK OF EDGE PETROLUEM CORP. AND THAT THIS AGREEMENT BE INCLUDED AS AN ATTACHMENT OF SUCH FILING.

THIS AGREEMENT MAY BE EXECUTED IN ANY NUMBER OF COUNTERPARTS EACH
OF WHICH SHALL BE DEEMED TO BE AN ORIGINAL AND ALL OF WHICH TOGETHER SHALL BE DEEMED TO CONSTITUTE ONE AND THE SAME AGREEMENT.


IN WITNESS WHEREOF, THE UNDERDESIGNED HEREBY EXECUTES THIS AGREEMENT ON THE 14TH DAY OF JANUARY, 2003.

MARLIN CAPITAL CORP.
/S/ MARK G. EGAN
MARK G. EGAN,
PRESIDENT

THE PRIVATE INVESTMENT FUND BY ITS GENERAL PARTNER, MARLIN CAPITAL CORP.

/S/ MARK G. EGAN
MARK G. EGAN, PRESIDENT

/S/ MARK G. EGAN
MARK G. EGAN